04 ANNUAL REPORT


05051275

Putting performance first one team at a time...



profile

Wabtec Corporation is one of North America's largest providers of value-added, technology-based products and services for the global rail industry. Through its subsidiaries, the company manufactures a range of products for locomotives, freight cars and passenger transit vehicles, and builds new switcher and commuter locomotives. Aftermarket products and services represent more than 50 percent of sales. Wabtec's mission is to help its customers achieve higher levels of safety, quality and productivity so they can compete more effectively.

This annual report contains forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Form 10-K filed with the Securities and Exchange Commission lists the factors that could cause actual results to differ materially from the forward-looking statements. In making these forward-looking statements, the company assumes no obligation to update them or advise of changes in the assumptions on which they were based.

Teamwork turns performance into profit

Putting performance first is transforming the Wabtec organization one team at a time. Our Performance First business system drives the company to common, achievable goals: maximum quality, efficiency, and productivity – and teamwork moves the process forward.

Outstanding individual initiative still radiates at Wabtec; it is valued, respected, and rewarded. However, when individual performance is magnified by team effort, it exerts the power to make continuous improvements in the workplace.

Customers, too, are often brought on board as team members. When customers become active participants in the problem-solving process, everyone benefits.

Our corporate-wide campaign for continuous improvement is pitting our efforts against an increasingly aggressive marketplace. By putting performance first, we are honing the edge needed to compete as a true leader in the rail supply industry.

Financial summary *In thousands, except per share data*

	2004	2003	2002	2001	2000
Net sales	**$ 822,018**	$ 717,924	$ 696,195	$ 783,698	$ 811,178
Income from operations	**55,405**	49,814	46,730	54,058	77,791
Earnings per diluted share from continuing operations before cumulative effect of accounting change*	**0.70**	0.51	0.37	0.32	0.45
Debt, net of cash	**54,850**	119,897	175,941	187,921	534,126
Shareholders' equity	**312,426**	248,293	199,262	245,271	196,371
Capital expenditures	**19,262**	17,470	14,137	20,674	23,173
Depreciation and amortization	**26,112**	25,284	25,513	33,061	32,416
Gross margin	**25.0%**	26.4%	25.8%	26.8%	29.1%
Operating margin	**6.7%**	6.9%	6.7%	6.9%	9.6%
Weighted average diluted shares outstanding	**45,787**	43,974	43,617	43,198	43,382


Income from Operations} dollars in millions
$80
70
60
50
40
30
20
10
55
00
01
02
03
04


Earnings Per Diluted Share*} cents
$.80
.70
.60
.50
.40
.30
.20
.10
.70
00
01
02
03
04


Debt, Net of Cash} dollars in millions
$600
500
400
300
200
100
55
00
01
02
03
04

Letter to shareholders 2004

There's one word that best describes Wabtec's performance in 2004: Teamwork. It's a cliché, but what else do you call it when a group of people band together during a time of personal crisis and still manage to meet their lofty goals?

The year began normally enough, but it soon took a tragic turn when Greg Davies, our president and chief executive officer, was diagnosed with a malignant brain tumor in March. He passed away in late July. During his tenure, he led Wabtec's resurgence from an industry-wide recession and implemented the strategic de-leveraging of our balance sheet. Greg understood the value of teamwork, and he took great pride in assembling the right teams for the right tasks and then following their progress toward measurable goals. He would be proud of their performances in 2004.

After serving solely as chairman of the company for the past three years, I returned in May as CEO, a position I had held from 1990 to 2001. It gratified me to see this Wabtec management team, led by the gentlemen pictured on the next page, stand tall in the face of very difficult circumstances. Pages 6 through 13 of this annual report showcase further examples of teamwork throughout the company, as we continued to put Performance First.

As always, we measure our performance and progress first by the numbers. In 2004, earnings per diluted share grew 37 percent to 71 cents, meeting the target we set at the beginning of the year. We generated sufficient free cash flow to reduce debt, net of cash, to $55 million, by far the lowest year-end figure since we went public 10 years ago and more than $500 million lower than our peak in 2000. Driven by these numbers, our stock price increased 25 percent for the year, the third consecutive year it has posted a double-digit increase.

Teamwork, indeed.

In terms of strategic accomplishments, our team also produced in 2004. We have a four-point plan to generate growth and improved performance, and we made measurable progress on each front.

First, **we grew international sales to $181 million,** including $82 million of U.S. exports. We shipped products to more than 80 countries including, for the first time, Mongolia and Tibet. The potential for continued international growth remains strong, as we follow our U.S. customers into new markets and as we explore others, such as

Earnings per diluted share grew 37 percent to 71 cents, meeting the target we set at the beginning of the year. We generated sufficient free cash flow to reduce debt, net of cash, to $55 million, by far the lowest year-end figure since we went public 10 years ago.



◁ *Left to right:*

Jim McClaine
Vice President and Group Executive

Alvaro Garcia-Tunon
Senior Vice President,
Chief Financial Officer and Secretary

Tim Wesley
Vice President Investor Relations and
Corporate Communications

Barry Pennypacker
Vice President and Group Executive

Gary Prasser
Vice President and Group Executive

Tony Carpani
Vice President and Group Executive

Bill Kassling
Chairman, President and
Chief Executive Officer

Scott Wahlstrom
Vice President Human Resources

Tim Logan
Vice President and Group Executive

Russia and China, where the rail infrastructure requires substantial investments.

Acquisitions also offer an avenue to international growth. Early in 2005, we completed the acquisition of the assets of Rütgers Rail S.p.A. (now named CoFren S.r.l.) for $37 million in cash. Based in Italy, this leading European manufacturer of brake shoes adds critical mass to our existing friction materials subsidiaries in the U.S., Australia, India and France. Including CoFren, our non-NAFTA sales could approach 30 percent of total sales this year, a tenfold increase since we went public in 1995.

With our balance sheet and cash flow strong, we have the capacity to explore additional acquisitions, either international or domestic, but pledge to be disciplined and highly selective.

Developing profitable new products at a faster pace represents our second growth strategy. In 2004, we brought new products to market and we continued to benefit from others that were not in our portfolio just a few years ago. Early in the year, for example, Union Tank Car signed a $19 million contract for our new UBX™ brake assembly, becoming the first freight car builder to standardize on this lighter, more efficient product. Orders for new, value-added brake shoes, made by our Railroad Friction Products Corporation subsidiary, continued to exceed sales expectations because customers continued to realize the performance benefits. And sales of our commuter locomotive, designed and developed in-house within the past three years, will surpass $100 million, with a recent order from a new commuter rail line in New Mexico.

One of the most exciting new products – our Electronic Train Management System™ – continues to undergo testing in revenue service by BNSF Railway, and the preliminary results are positive. ETMS™ combines global positioning and wireless communications with on-board locomotive computers and screen-based displays to improve train operations and safety. CSX and Union Pacific have tested similar Wabtec train control systems.

These products are among many that Wabtec offers as a way to help our railroad customers improve their capacity and safety with efficient capital investment. We are increasingly optimistic regarding the eventual adoption of this technology across the freight rail industry. In fact, after being away from day-to-day contact with customers for several years, I was impressed to see that our teams have done an outstanding job of demonstrating the benefits of these and other technology-based products to senior railroad officials. That's an indication to me that our industry is truly "on the move."

Our third growth strategy is to **continue to expand aftermarket sales, for both products and services.** The original equipment markets for locomotives, freight cars and transit vehicles will always remain very important to us, because they ensure a healthy installed base of Wabtec products in the field. But over time we want to become less dependent on the cyclical swings of the OEM markets by increasing our aftermarket presence. In 2005, we expect aftermarket revenues to approach 60 percent of our total sales, compared to just under 50 percent five years earlier.

We have grown our aftermarket capabilities both geographically and by product line. For example, in 2004, we set up a new service center in Calgary, and we added electronics and radiator service capabilities in other locations. We continued to expand services such as Supplier Managed Inventory and wireless car repair billing, both of which allow Wabtec to become a more integral part of our customers' day-to-day operations and, therefore, provide further sales opportunities. CSX and Florida East Coast are just two of the railroads currently taking advantage of these programs.

Our fourth growth strategy is **the relentless application of lean principles,** which we also call the engine that drives our performance improvements. This drive toward continuous improvement has been a part of the Wabtec culture for the past 15 years, and yet we are still finding incremental benefits. We apply our Wabtec Performance First tools rigorously throughout the corporation, using techniques such as Value Stream Mapping, Statistical Engineering, Standard Work and Single-Piece Flow to reduce inventory, increase productivity and safety, and improve quality and delivery.

In 2005, we will be using these and other traditional lean principles as part of our efforts to increase our gross margin, which has come under pressure from both higher raw materials costs, and the negative impact of foreign currency exchange rates on our Canadian operations. In addition, we are conducting thorough reviews of underperforming operations to explore ways to boost margins quickly. Our recent practice has been to pay for these restructuring actions on a "pay-as-you-go" basis, and we expect to stick to that philosophy.

Our outlook for the future is positive. The freight rail market appears to be headed for another year of growth in 2005...and our transit business continues to gear up for what looks to be a prolonged growth spurt beginning next year.

For example, early in 2005 we moved a ball valve product line from Canada to the U.S., and we initiated the consolidation of a transit products plant in the United Kingdom into another Wabtec location in the U.K. We plan to absorb the costs of these actions into normal operations, while maintaining our financial commitments to investors.

As we undertake this margin improvement process, our focus will remain on profitable top-line growth strategies, as well as the growth opportunities we see in our traditional original equipment markets.

Our outlook for the future is positive. The freight rail market appears to be headed for another year of growth in 2005, with significant long-term competitive advantages positioning the railroads for continued growth opportunities in the future. Our transit business, meanwhile, continues to gear up for what looks to be a prolonged growth spurt beginning next year, as we start to deliver components for New York City transit cars under a $250 million contract, including options. We will, of course, continue to face challenges such as fluctuations in foreign currency exchange rates and higher costs for raw materials. But through diligent efforts to improve our margins, we remain confident we can achieve our goals in 2005 and beyond.

On behalf of the Wabtec team and our Board of Directors, I'd like to thank you for your continuing support and for your investment in our company.



William E. Kassling
Chairman, President and
Chief Executive Officer



Dan Cranston

Sam Buchholz

Tom Struzzi

Bob Gingerich

Curb Service: Going the extra miles

"This effort is an example of taking customer service to another level. They did what it takes to make it happen. These gentlemen are at the root of what makes this a great industry."

– **Francis J. Chinnici**
Vice President – Purchasing & Materials
CSX Transportation

Electronic, web-based systems undoubtedly make business run smoother. But you still need people who are willing to go the extra miles – quite literally, in some cases.

One day last summer, Bob Gingerich of Wabtec Global Services checked a daily electronic report from CSX. This Supplier Managed Inventory (SMI) report lists parts that CSX needs the next day. Usually, it lists only a few, but this time it called for 20 brake valves needed *that same day* at a Maryland rail yard or else several locomotives would be delayed.

A Wabtec team from Global Services and the Locomotive Products plant immediately kicked into overdrive. They built and tested the 20 valves, then loaded them into Gingerich's car. Next, Gingerich and Sam Buchholz made the 110-mile drive to the CSX yard, where they arrived just in time.

"It's hard to simulate something like that during training because the intensity factor just isn't there," Gingerich says. "But we are trained to jump through hoops, if necessary."

Or to take a ride through the Maryland countryside.

2004 Operating Group Highlights

FREIGHT

WABCO Freight Car Products and Cardwell Westinghouse combined to win a $19 million order from Union Tank Car, which included air brakes, draft gears and hand brakes, as well as Wabtec's new UBX™ brake assembly...With its ease of installation and cost advantages, the UBX was named the standard brake assembly for all of Union Tank's railcar production...Freight Car Products also shipped 200 carsets of brake valves for use in Saudi Arabia and 150 carsets for use in Venezuela...Wabtec Global Services had a record sales year and expanded both geographically (Calgary) and by capability (electronics repair, and radiator repair and overhaul)...In addition, the unit more than tripled the number of customer


Net Sales - Freight Group) dollars in millions
588
$600
500
400
300
200
100
00
01
02
03
04


4138
BN

left to right

Kevin Angel
Program Manager

Becky Dreasher
Systems Engineer

Ann Grimm
Systems Engineer

Jeff Kernwein
Train Control
Product Manager

Kusuma Sharma
Manager of Software
Engineering

Greg Davies | continuing the vision

The Gregory T. H. Davies Brain Tumor Research and Physician Education Endowed Fund

A Leader's Legacy}

On July 21, 2004, Greg Davies, Wabtec's president and chief executive officer, died from a malignant brain tumor that was diagnosed just four months earlier. To the end, Greg's grace and dignity were inspiring to his doctors, his family and friends, and his colleagues at Wabtec. Greg left a legacy of leadership and passion: He was a leader in driving change, and he had a passion for making things better.

Throughout Wabtec's worldwide operations, employees created memorial tributes to Greg that will ensure his legacy endures the test of time. One division designed and built a robotic machine tool and named it "Big Greg." To honor Greg's commitment to the environment, some business units planted perennial gardens and trees, and one unit built a garden bench, christening it "The Davies Chair for the Contemplation and Study of Organic Growth." To commemorate Greg's support of employees' health and safety, two units planned to build fitness centers. And to emphasize Greg's belief in technology, a subsidiary named its new research and development center after him.

Wabtec Corporation, meanwhile, decided to establish The Gregory T.H. Davies Brain Tumor Research and Physician Education Endowed Fund at the University of Pittsburgh Cancer Institute (UPCI). The goal is to help raise $1.5 million for the fund within the next three years. By supporting research on innovative ways to prevent, detect, diagnose and treat brain tumors, this fund will honor Greg's memory forever and will help to change the lives of the 20,000 Americans diagnosed each year with brain cancer. Before he died, Greg knew the fund was in place and that it might someday lead to a cure.

"We are extremely grateful to Wabtec for forming this fund," said Ronald Herberman, M.D., director of UPCI. "Through the fund, we will be able to pursue promising new approaches to brain tumors that can translate into vast improvements in treatment, and possibly even cures."

What a legacy that would be for Greg Davies.

"Greg believed in leaving things better than he found them. He would be pleased and proud to know that his experience will eventually help to make things better for others who might face similar challenges."

Jamini Vincent Davies, Greg's wife



Greg Davies

If you would like to contribute to the fund, please send a check, payable to UPCI/Gregory T.H. Davies Fund, to:

Development Department
UPMC Cancer Pavillion
First Floor
5150 Centre Avenue
Pittsburgh, PA 15232

You may also call 412.623.4700 to make a contribution or if you have any questions about the fund. Thank you for your consideration and generosity.

Mission Possible: From concept to field in four months

The old chestnut says: The difficult we can do immediately, the impossible will take a little longer. Wabtec's plan to develop and start field-testing a new Electronic Train Management System™ for BNSF Railway in four months might have seemed impossible, but it soon became a reality.

"From day one, we had clear direction on what this system would need to do and were able to design it right the first time," says Jeff Knott, who led the Wabtec engineering team in Cedar Rapids, Iowa.

Design work began in July 2003 and field-testing of the new systems – which use global positioning and on-board sensors to monitor and adjust locomotive movement – started that November. By March 2004, multiple BNSF locomotives had the Wabtec system with acceptance testing underway with the Federal Railroad Administration.

"Our people absolutely love working on these systems," says Knott. "They clearly understood the schedule objectives and committed themselves day and night to get it done. They knew what was needed."

And that's what made it possible.

"Wabtec Railway Electronics' professional staff has shown a resolve to tailor the Electronic Train Management System™ to BNSF Railway's requirements, from the beginning of our relationship, while working closely with our cross-functional teams and meeting a demanding schedule."

– **Rick Lederer**
Assistant Vice President
Network Control Systems
BNSF Railway Company

(continued from page 7)

sites using its Supplier Managed Inventory program, and added three new customers for wireless car repair billing... WABCO Locomotive Products received an order from Dalian, a Chinese locomotive builder, for 20 sets of brake assembly panels, to be installed on locomotives for the Malaysian national railway...Wabtec's Australian brake shoe subsidiary, F.I.P. Pty., exported products to a dozen non-North American countries.

MotivePower built and delivered 10 new switcher locomotives to Amtrak, under a $12 million contract...The new state-of-the-art, 1,500 horsepower work train locomotives will help Amtrak meet its objectives to improve efficiencies and reduce operating costs...The locomotives' cooling systems will be supplied by Young Touchstone, another Wabtec subsidiary...MotivePower also signed a $12.7 million contract to build five new commuter locomotives for a new rail service in New Mexico...The contract includes five MPXpress™ locomotives, spare parts and training to be delivered in 2005...RailPower Technologies signed an agreement with MotivePower, naming it the North American manufacturer of RailPower's Green Goat® hybrid locomotive.

Wabtec Rail, which had a record year for new orders, was awarded a $14 million contract for the interior refurbishment of transit cars for Angel Trains, Britain's largest



▲ *left to right*

Director – Product Development

Managing Director, Wabtec Australia

TMX / UBX Production Cell Leader

Senior Project Engineer

Worldly Effort: Engineering a solution

"Wabtec responded to our request to modify their TMX™ to meet our specification requirements and we are pleased with the product delivered."

– **Arthur Napper**
Manager of Wagon Engineering
Queensland Rail

When Australia's Queensland Rail asked Wabtec to supply brake assemblies for its new coal cars, the request launched a multinational effort.

In Chicago, engineers at Wabtec's Cardwell Westinghouse unit began adapting its TMX™ brake assembly to meet Australian standards and Queensland Rail's requirements. When designing the original TMX, Wabtec had used a modular engineering approach to make installation and maintenance easier, faster and more cost-effective. This same approach was perfectly suited to achieve the same benefits when it came time to reconfigure the assembly for Queensland Rail.

"Thanks to the modular nature of the TMX, we've adapted to situations all over the world - narrow gauge, wide gauge, heavy loads, you name it," says Mike Ring, who led the engineering effort, along with Michael Moriarity.

Meanwhile, down under, Wabtec Australia's Ron Witt coordinated the design, installation and testing of the product among Cardwell Westinghouse, Queensland Rail and the railcar builders, Bradken and United Goninan.

"Our efforts have paid off with a satisfied customer and future orders," Witt says.

Mission accomplished.

(continued from page 9)

rolling stock leasing company...Wabtec Rail also completed an order to convert 300 boxcars for the English Welsh and Scottish Railway...Young Touchstone was awarded breakthrough orders for heat exchangers by Siemens and Caterpillar.



Net Sales - Transit Group} dollars in millions
$300
250
200
150
100
50
234
00
01
02
03
04

TRANSIT

WABCO Transit and Vapor Rail delivered prototype components (brakes, couplers, current collectors, door operators, door panels and event recorders) for New York City subway cars being built by ALSTOM Transportation and Kawasaki...The total order is worth about $250 million, including options, with a ramp-up scheduled in 2006...WABCO Transit also received a $2 million order from Amtrak for brake actuators and was awarded a $15 million contract by Kawasaki to supply couplers and brake equipment


UNDERGROUND

▲ *left to right*

QPS Manager

Project Manager
Metronet Rail BCV Limited

Customer Service Manager

Head of Projects

Fast Track: Keeping the cars rolling

The London Underground moves pretty fast, but sometimes suppliers to its maintenance partner company Metronet Rail, have to move even faster. Like when Wabtec's Vapor Stone U.K. subsidiary was awarded a contract last year to overhaul door and HVAC systems on 800 metro cars.

The original program had been scheduled to take four years, but by the time the project scope and funding had been finalized, Metronet Rail needed all of the cars overhauled in one-and-a-half years. In practical terms, that meant overhauling as many as 12 cars per week, rather than four, as originally planned. To devise a production scheme to meet this aggressive timetable, Vapor Stone relied on existing lean manufacturing techniques in its factory and implemented some of those same principles at a London Underground depot operated by Metronet Rail.

"We eliminated waste in the overhaul process by using tools such as standard work and by creating an efficient production flow in the depot," says Mick Fox, Vapor Stone's QPS manager. "As a result, we're achieving a 24-hour turnaround time and only pulling two units out of service at any time."

That keeps the London Underground – and its passengers – on the fast track.

"The response by Vapor Stone to the aggressive targets set by Metronet Rail has been impressive to say the least. The need to maintain train availability while minimizing units out of service for major overhaul has been the major challenge. Vapor Stone has met this challenge through a combination of cooperation and communication which should be used as a benchmark for others."

– Julian Day
Project Manager
Metronet Rail BCV Limited

(continued from page 11)

for the Dorts Metro in Taiwan, in cooperation with Nabtesco, a Wabtec licensee/partner for 80 years.

Vapor Rail was awarded a contract to design and manufacture door systems for 376 subway cars being built in the U.K. by Bombardier Transportation...Vapor Rail will deliver prototype door systems in 2005, with full production currently scheduled for 2009-10...The project is part of a Victoria Line Upgrade, which involves replacing more than 1,700 cars over a 15-year period...Vapor Stone U.K. was awarded a $22 million contract to overhaul door systems, and heating, ventilation and air conditioning systems for subway cars operated by London Underground...The contract is part of an overhaul program by Metronet Rail, which is responsible for upgrading two-thirds of the London Underground, for cars on the Central Line...Vapor Bus delivered complete door systems to North American Bus Industries for a next-generation bus that will be used in premium service in Los Angeles and other locales...Vapor Bus delivered 60 doorsets to Alexander-Dennis, the largest bus manufacturer in the U.K., for double-decker buses to be sold in the U.S. and Canada, and it also delivered door systems to ElDorado National Company for its new heavy transit bus. △

Condensed Consolidated Balance Sheet

(In thousands)	2004	2003
Assets		
Current assets		
Cash	**$ 95,257**	$ 70,328
Receivables	**139,843**	129,074
Inventories	**96,992**	91,809
Other current assets	**27,481**	30,881
Total current assets	**359,573**	322,092
Property, plant and equipment, net	**150,961**	153,839
Intangibles and other assets	**202,862**	180,374
Total assets	**$ 713,396**	$ 656,305
Liabilities and shareholders' equity		
Current liabilities, excluding debt	**$ 180,872**	$ 152,780
Total debt, including current portion	**150,107**	190,225
Other liabilities	**69,991**	65,007
Shareholders' equity	**312,426**	248,293
Total liabilities and shareholders' equity	**$ 713,396**	$ 656,305

The company continued to strengthen its balance sheet in 2004, mainly by reducing debt, net of cash, by $65 million. Wabtec achieved this debt reduction primarily through cash flow from operations, as well as with proceeds from stock options exercised by employees. In 2005, the company expects to continue to generate positive cash flow, which it expects to use for growth opportunities and possible acquisitions.

Consolidated Statements of Operations

(In thousands, except per share data)	2004	2003	2002
Net sales	$ 822,018	$ 717,924	$ 696,195
Cost of sales	(616,854)	(528,474)	(516,724)
Gross profit	205,164	189,450	179,471
Selling, general and administrative expenses	(112,621)	(102,398)	(93,827)
Engineering expenses	(33,795)	(32,929)	(33,592)
Amortization expense	(3,343)	(4,309)	(5,322)
Total operating expenses	(149,759)	(139,636)	(132,741)
Income from operations	55,405	49,814	46,730
Other income and expenses			
Interest expense, net	(11,528)	(11,118)	(19,135)
Other expense, net	(1,020)	(3,654)	(3,691)
Income from continuing operations before income taxes and cumulative effect of accounting change	42,857	35,042	23,904
Income tax expense	(10,761)	(12,790)	(7,594)
Income from continuing operations before cumulative effect of accounting change	32,096	22,252	16,310
Discontinued operations			
Income from discontinued operations (net of tax)	349	451	403
Loss (gain) on sale of discontinued operations (net of tax)	-	–	(529)
Total discontinued operations	349	451	(126)
Income before cumulative effect of accounting change	32,445	22,703	16,184
Cumulative effect of accounting change for goodwill, net of tax	-	–	(61,663)
Net income (loss)	$ 32,445	$ 22,703	$ (45,479)
Earnings per common share			
Basic			
Income from continuing operations before cumulative effect of accounting change	$ 0.71	$ 0.51	$ 0.37
Income from discontinued operations	0.01	0.01	–
Cumulative effect of accounting change	-	–	(1.42)
Net income (loss)	$ 0.72	$ 0.52	$ (1.05)
Diluted			
Income from continuing operations before cumulative effect of accounting change	$ 0.70	$ 0.51	$ 0.37
Income from discontinued operations	0.01	0.01	–
Cumulative effect of accounting change	-	–	(1.41)
Net income (loss)	$ 0.71	$ 0.52	$ (1.04)
Weighted average shares outstanding			
Basic	44,993	43,538	43,291
Diluted	45,787	43,974	43,617

In 2004, **net sales** increased 14 percent, as both operating groups generated higher sales.

Gross profit increased 8 percent, and the company's gross margin was 25 percent, compared to 26.4 percent in 2003. The decrease in gross margin was due mainly to higher raw materials costs, and the negative impact of foreign currency exchange rates on the company's Canadian operations.

Operating expenses increased 7 percent, primarily due to a reserve for an unfavorable litigation ruling, restructuring costs, and higher medical and insurance claims experience. **Income from operations** increased 11 percent due to higher sales and gross profit.

Income tax expense was lower than the previous year due to a favorable tax benefit of $4.9 million, following the successful resolution of certain outstanding tax issues from prior years. The company expects its ongoing tax rate to be about 36.5 percent.

For the reasons discussed previously, **net income** increased 43 percent and **earnings per diluted share** increased 37 percent.

Condensed Consolidated Statements of Cash Flow

(In thousands)	2004	2003	2002
Net income (loss)	**$ 32,445**	$ 22,703	$ (45,479)
Cumulative effect of accounting change for goodwill, net of tax	**–**	–	61,663
Depreciation and amortization	**26,112**	25,284	25,513
Results of discontinued operations, net of tax	**(349)**	(451)	126
Deferred income taxes	**(3,169)**	8,824	702
Discontinued operations	**–**	107	58
Changes in other operating assets and liabilities	**(2,172)**	(563)	(26,925)
Cash provided by operating activities	**52,867**	55,904	15,658
Capital expenditures	**(19,262)**	(17,470)	(14,137)
Cash received from asset sales and property disposals	**1,454**	5,048	5,073
Acquisitions of businesses, net of cash acquired	**–**	–	(1,654)
Discontinued operations	**–**	(127)	(99)
Cash used for investing activities	**(17,808)**	(12,549)	(10,817)
Changes in debt	**(40,115)**	(4,949)	(45,941)
Proceeds from the issuance of stock	**–**	9,977	–
Proceeds from the issuance of stock under stock-based benefit plans, net of purchases of treasury stock	**23,387**	5,899	3,695
Cash dividends	**(1,811)**	(1,751)	(1,808)
Cash provided by (used for) financing activities	**(18,539)**	9,176	(44,054)
Effect of changes in currency exchange rates	**8,409**	(1,413)	4,474
Increase (decrease) in cash	**24,929**	51,118	(34,739)
Cash at beginning of year	**70,328**	19,210	53,949
Cash at end of year	**$ 95,257**	$ 70,328	$ 19,210

Cash provided by operating activities was $52.9 million, primarily due to the company's net income and the addition of non-cash depreciation and amortization charges. Working capital increased slightly as receivables and inventory rose due to the company's higher sales compared to the prior year.

The company used $19.3 million of **cash for investing activities** for capital expenditures. Wabtec expects 2005 capital expenditures to be about $20 million.

Cash used for financing activities was $18.5 million. During the year, the company repaid the outstanding balance on its revolving line of credit of $40 million.

Board of Directors

William E. Kassling
Chairman, President and
Chief Executive Officer
Wabtec Corporation

Emilio A. Fernandez [1,2,3]
Vice Chairman of the Board
Wabtec Corporation

Robert J. Brooks
Former Chief Financial Officer
Wabtec Corporation

Kim G. Davis [2,3]
Managing Director
Charlesbank Capital
Partners LLC

Lee B. Foster II [1,2]
Chairman
L.B. Foster Co.

Michael W. D. Howell [1,3]
Chief Executive Officer
Transport Initiatives
Edinburgh Limited

James P. Miscoll [1]
Former Vice Chairman
Bank of America

James V. Napier [2]
Former Chairman
Scientific Atlanta, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

Executive Officers

William E. Kassling
Chairman, President and
Chief Executive Officer

Alvaro Garcia-Tunon
Senior Vice President,
Chief Financial Officer
and Secretary

Anthony J. Carpani
Vice President and
Group Executive
Cobra Europe
CoFren S.r.l.
F.I.P.
Railroad Friction Products Corp.

Patrick D. Dugan
Vice President and Controller

Timothy J. Logan
Vice President and
Group Executive
International Sales
and Marketing
Vapor Stone U.K.
WABCO Transit
Wabtec Australia
Wabtec Rail
Young Touchstone

James E. McClaine
Vice President and
Group Executive
Freight Sales and Marketing
Wabtec Global Services
Wabtec Railway Electronics

Barry L. Pennypacker
Vice President and
Group Executive
Performance First
Cardwell Westinghouse
Freight and Locomotive
Pneumatics
MotivePower
Wabtec Foundry
Wabtec Rubber Products

Gary P. Prasser
Vice President and
Group Executive
Stone Air
Vapor Bus International
Vapor Europe
Vapor Rail

George A. Socher
Vice President
Internal Audit and Taxation

Scott E. Wahlstrom
Vice President
Human Resources

Timothy R. Wesley
Vice President
Investor Relations and
Corporate Communications

Operating Management

Freight Group

Darren J. Beatty
Vice President and
General Manager
Wabtec Rubber Products

Robert C. Bourg
Vice President and
General Manager
Wabtec Global Services

Robert D. Dimsa
Vice President and
General Manager
Ramp Car

Frederick J. Grejda
Vice President and
General Manager
Railroad Friction Products Corp.

James C. Hoffner
Vice President and
General Manager
Freight and Locomotive
Pneumatics

James R. Jenkins II
President
Young Touchstone

Mark D. Kuenzle
General Manager
F.I.P.

Christian Linossier
Managing Director
Cobra Europe

John D. Meehan
Managing Director
Wabtec Rail

David J. Meyer
Vice President and
General Manager
Cardwell Westinghouse

Sergio Russo
Managing Director
CoFren S.r.l.

John R. Vickers
Vice President and
General Manager
Wabtec Foundry

Mark S. Warner
Vice President and
General Manager
MotivePower
Microphor

Ronald L. Witt
Managing Director
Wabtec Australia

Operating Management

Transit Group

Luigi Camellini
Managing Director
Vapor Europe

Gerald M. Rowe
President
Vapor Rail

John M. Meister
President
WABCO Transit

Anthony J. Walsh
Managing Director
Vapor Stone U.K.

Corporate Information

Transfer Agent and Registrar
Our transfer agent is responsible for shareholder records, issuance of stock certificates and distribution of dividends and I.R.S. forms 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by communicating directly with our transfer agent and registrar:

LaSalle Bank
Shareholder Services
135 S. LaSalle Street
Chicago, IL 60603
800.246.5761
312.904.2458
www.lasallebank.com

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: WAB

Independent Public Accountants
Ernst & Young
Pittsburgh, PA 15219

General Counsel
Reed Smith LLP
Pittsburgh, PA 15219

Form 10-K
To obtain a copy of the company's Form 10-K annual report, write to:
Investor Relations Department
Wabtec Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

Annual Meeting
May 18, 2005
11 a.m.
Omni William Penn
Pittsburgh, PA 15219


Wabtec
CORPORATION

1001 Air Brake Avenue
Wilmerding, PA 15148
412.825.1000
www.wabtec.com